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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

October 13, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Select 7 and ONcore Select 4 Individual Variable Annuities
Initial Registration Statement on Form N-4
File Nos. 811-01978 & 333-212677

Dear Ms. Browning:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced initial registration statement (the “Registration Statement”), which you communicated to me via letter on September 23, 2016. Registrant filed the Registration Statement with the Commission on July 26, 2016.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to Staff comments by means of a pre-effective amendment, anticipated to be filed on October 14, 2016.

General

1. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support features or benefits of the Contracts, or whether the company will be solely responsible for any benefits or features associated with the Contracts.

Response: Registrant confirms that there are no guarantees or support agreements with third parties to support any of the benefits or features under the contract, and it will be solely responsible for any benefits or features associated with the contract.

2. Please confirm supplementally that all material state-required variations to the terms of the Contracts are disclosed in the prospectus.

Response: Registrant confirms that all state material variations to the contract are disclosed in the prospectus.

Ms. Browning

October 14, 2016

3. Please confirm that in each instance where VAA reserves the right to change, to cancel, or to modify a benefit or Contract term, including the right of Contract owners to make additional purchase payments, all related material information is disclosed in the prospectus regarding any such reservation, including the circumstances under which a change would be made, any applicable time periods, and the form and timing of notice to Contract owners.

Response: Registrant confirms that where Registrant reserves the right to change, cancel or modify a benefit or contract term that all related material information is disclosed in the prospectus.

Front Cover Page

4. Please include the date of the prospectus and confirm that the date will be revised, if necessary, so that it will be the same as or about the date of effectiveness. (See Item 1(a)(vi) of Form N-4.)

Response: Registrant has included the date of the prospectus, October 24, 2016, and confirms that the date will be revised if necessary, so that it will be the same as or about the date of effectiveness.

5. Please confirm that all required information is included on the front cover of the prospectus, or, if necessary, the inside front cover page. Any additional disclosure should follow disclosure in response to Item 4 of Form N-4 (See General Instructions for Parts A and B). Please note that the names of the individual portfolios available under the Contract must be disclosed on these first two pages.

Response: Registrant confirms that all required information is included on the front and inside cover page. The disclosure beginning on the inside front cover has been revised to only include the individual portfolios available.

6. The disclosures on the cover page and in the prospectus itself are confusing concerning the number of contracts being offered in the prospectus, stating that the offering is for a singular “variable annuity contract,” while also indicating the offer consists of “[t]wo separate contracts.” Please revise the disclosure to provide a clear indication of the number of contracts being offered in the prospectus. If ONcore Select 7 and ONcore Select 4 are in fact separate contracts, their names should appear at the top of the front cover. If, however, they are versions of the same contract, please clarify.

Response: Registrant has included both names at the top of the front cover and has revised the first paragraph on the cover page to read as follows:

This prospectus offers variable annuity contracts allowing you to accumulate values and paying you benefits on a variable and/or fixed basis. Two separate series of ONcore Select are offered in this prospectus: ONcore Select 7 and ONcore Select 4. Each is individually referred to as a “contract” in this prospectus. Each has a different schedule of expenses and surrender charge periods. Please see the “Fee Table” and “Deductions and Expenses” later in this prospectus for more information. This prospectus provides information regarding the material provisions of your variable annuity contract. We may restrict the availability of these contracts to certain broker-dealers. The Ohio National Life Insurance Company (“Ohio National Life”) issues the contracts. These contracts are not available in all states.

Ms. Browning

October 14, 2016

7. To further clarify the disclosure on the cover page, at the beginning of the prospectus, please add disclosure briefly highlighting the material differences between ONcore Select 7 and the ONcore Select 4. Also, disclose where the material differences between these two “contracts” are more fully disclosed in the prospectus.

Response: Registrant has included has revised the first paragraph on the cover page to include the following:

Two separate series of ONcore Select are offered in this prospectus: ONcore Select 7 and ONcore Select 4. Each is individually referred to as a “contract” in this prospectus. Each has a different schedule of expenses and surrender charge periods. Please see the “Fee Table” and “Deductions and Expenses” later in this prospectus for more information.

Glossary (P. 6)

8. Please consider including the following term in this section: Free Look.

Response: Registrant has included a definition for Free Look.

9. Please define the entity referred to as “we,” which appears throughout the filing.

Response: Registrant has included a definition for “We, Us, Our.”

10. The acronym “GPP” is defined as the “guaranteed principal protection rider offered with this “contract.” Later in the prospectus, on page 47, under the caption “Optional Guaranteed Principal Protection,” the disclosure states, “[i]n those states where permitted, we may offer the GPP (2012) rider when you apply for the contract.” Given this disclosure on page 47, please consider revising the Glossary, and any similar disclosure, to make it clear, if accurate, that the only GPP rider being offered with respect to the two separate Contracts is the GPP (2012) rider.

Response: Registrant has revised the definition of GPP as follows:

GPP — The guaranteed principal protection rider offered with this contract. The GPP (2012) is the GPP rider offered with this contract.

Fee Table - Summary of Maximum Contract Expenses (P. 9)

11. Please confirm to the staff that the Summary of Maximum Contract Expenses for each Contract reflects the highest combination of base Contract and optional benefit charges.

Response: Registrant confirms that the Summary of Maximum Contract Expenses reflects the highest combination of base contract and optional benefit charges.

Total Annual Fund Operating Expense (P. 10)

12. Please confirm to the staff that the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the

Ms. Browning

October 14, 2016

portfolio companies as a result of investment in shares of one or more acquired funds in accordance with Instruction 17(a) to Item 3 of Form N-4. In your response, confirm such maximum and minimum figures include all expenses incurred indirectly by all applicable portfolio companies and not just those that are structured as fund-of-funds.

Response: Registrant confirms that maximum and minimum total annual fund operating expenses shown are calculated in accordance with Instruction 17 to Item 3 of Form N-4. Registrant confirms such maximum and minimum figures include all expenses incurred indirectly by all applicable portfolio companies and not just those that are structured as fund-of-funds.

Investment Options (P. 12)

13. The disclosure is confusing with respect to the current availability of the Fixed Accumulation Account for the Contracts. For example, the second paragraph under the subcaption “Fixed Accumulation Account” states, “[i]f the Fixed Accumulation Account is available on your contract, you may allocate purchase payments and contract Value between the Fixed Accumulation Account and the Funds.” (Emphasis added.) Please revise all disclosure regarding the Fixed Accumulation Account to specify, in unequivocal terms, the Account’s current availability.

Response: The Fixed Accumulation Account will be currently available with the contract; however, a contractowner may not have the Fixed Accumulation Account if he or she purchases a GLWB rider or the GPP (2012) rider. To clarify such, the first sentence of the section has been revised and an additional sentence has been added as follows:

We offer a Fixed Accumulation Account as a rider to your contract. The Fixed Accumulation Account, however, is not available if you purchase any GLWB or a GPP (2012).

Optional Death Benefit Riders (P. 31)

Gain Enhancement Benefit (P. 35)

Summary Chart (P. 35)

14. Certain information in the “Summary” chart on page 35 is inconsistent with disclosure appearing earlier is the prospectus. For example, the Summary chart lists the “Annual Stepped-Up Death Benefit” as a currently available rider, however, the “Annual Stepped-Up Death Benefit” caption on page 31 states that benefit “may be offered as an optional annual stepped-up death benefit at the time the contract is issued.” (Emphasis added.) Please review the filing for any such inconsistencies and revise the text accordingly.

Response: References to “may” have been removed with respect to the Annual Stepped-Up Death Benefit.

15. Please revise the disclosure to specify each rider’s current availability (e.g., the disclosure under the Premium Protection Riders caption on page 32 indicates VAA “offer[s] the Premium Protection death benefit rider . . . at the time the contract is issued”). Please revise any disclosure indicating a rider “may” be offered at the time a Contract is issued, such as that shown for the Gain Enhancement Benefit on page 35.

Ms. Browning

October 14, 2016

Response: References to “may” have been removed with respect to the riders that are being offered with the contract.

Statement of Additional Information

16. Please confirm that all information required by Item 18 of Form N-4 has been disclosed.

Response: Registrant confirms that all information required by Item 18 of Form N-4 has been disclosed.

17. Based on the anticipated effective date for the filing, please confirm that all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

Response: Registrant confirms that based on the anticipated effective date for the filing, all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

Part C

Exhibit (4)(d) Form of Gain Enhancement Benefit Rider

Exhibit (4)(e) Form of Gain Enhancement Benefit Plus Rider

18. The respective exhibit for each rider noted above does not show the full name of the rider, but instead reflects the singular word “Rider.” In the next pre-effective amendment to the registration statement, please file an exhibit for each rider that indicates the rider’s full name.

Response: The requested changes have been made.

Exhibit (24) Powers of Attorney

19. Please file as an exhibit to the registration statement a power of attorney that relates to this specific filing. See Rule 483(b) under the Securities Act.

Response: A power of attorney specific to the filing will be filed as an exhibit to the registration statement in the pre-effective amendment.

Additional Comments

Financial Statements, Exhibits, and Certain Other Information

20. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: Required financial statements and completed fee information will be included in the pre-effective amendment to the registration statement.

Ms. Browning

October 14, 2016

Tandy representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Pursuant to the announcement “’Tandy’ Representations No Longer Needed in Filing Reviews” issued by the Commission on October 5, 2016, Registrant respectfully declines to provide the additional representations.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Second Vice President and Counsel